# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Femto Technologies Inc., CIK 0001888151
CUSIP: 31447N204
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 2264E 11TH AVENUE, VANCOUVER, British Columbia Canada (A1), V5N1Z6
Date of event which requires filing of this statement: 02/28/2025
Amends the filing with accession number 0001493152-25-007661
Filed by CIK 0001336334
Persons authorized to receive notices and communications: Gabriel Kabazo, 2264E 11TH AVENUE, Vancouver, British Columbia Canada (A1), V5N1Z6, 6048336820

## Reporting persons
- Gabriel Kabazo (CIK 0001336334): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 47,705; shared voting power 0; sole dispositive power 47,705; shared dispositive power 0; aggregate amount beneficially owned 47,705 (1.63% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: Femto Technologies Inc.
Address of issuer's principal executive offices: 2264E 11TH AVENUE, VANCOUVER, British Columbia Canada (A1), V5N1Z6

## Item 2. Identity and Background
Name of person filing: Gabriel Kabazo
Residence or business address: 2264E 11th Avenue, Vancouver, BC, V5N1Z6, Canada
Present principal occupation or employment: Chief Financial Officer with Femto Technologies Inc., Vancouver, Canada
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: Canada

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Shares issued upon vesting of RSUs

## Item 4. Purpose of Transaction
Purpose of transaction: Shares issued upon vesting of RSUs

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 47,705, 1.63%
Number of shares as to which each person has sole or shared power to vote or dispose: 47,705
Transactions in the class effected during the past sixty days: Shares issued following vesting of RSUs awarded to Director of the Issuer
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable

## Signatures
- Gabriel Kabazo: /s/ Gabriel Kabazo, Gabriel Kabazo (03/14/2025)